0BUNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of February 2011
Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__

STATEMENT

Veolia Environnement expresses sympathy regarding train crash in Germany.

Paris, January 30, 2011 – "We are all shocked and distressed by this terrible accident", said Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement. "On behalf of Veolia, I would like to express my heartfelt sympathy for the families of the victims and my sadness along with that of all our employees."

A serious head-on collision occurred on Saturday, January 29 at about 10.30 pm between a HarzElbeExpress service train operated by Veolia Verkehr, Veolia Transport's German subsidiary, and a goods train, near Oschersleben in Saxony-Anhalt. Ten people are reported to have died in the crash, including the driver and the head conductor of the passenger train. Many other people were injured, including the driver of the goods train.

"Veolia Verkehr is cooperating fully and openly with the investigation currently being conducted by the local authorities, which will determine the exact circumstances and causes of this very serious accident," said Cyrille du Peloux, Chief Executive Officer of Veolia Transport.

Veolia will release further information as and when it becomes available.

*****

Contact: Sophie Geng +33 6 24 12 13 70 Sophie.geng@veolia.com	Jérôme Simon +33 6 12 22 45 50 jerome.simon@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  February 01, 2011

VEOLIA ENVIRONNEMENT

By: /s/ Olivier Orsini
Name: Olivier Orsini Title: General Secretary